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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                      (AMENDMENT NO.                  )*

       BOBBY ALLISON WIRELESS CORPORATION (f/k/a/ 2CONNECT EXPRESS INC.)
       -----------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                    ---------------------------------------
                         (Title of Class of Securities)

                       096801 10 5 (formerly 901860 10 6)
                    ---------------------------------------
                                 (CUSIP Number)

                               ROBERT L. MCGINNIS
                         2055 LAKE AVENUE S.E., SUITE A
                                LARGO, FL 33771
                                 (813) 584-7902

            (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                               DECEMBER 31, 1998
                    ---------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedule filed in paper format should include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the Notes).
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                                  SCHEDULE 13D

CUSIP NO. 096801 10 5                           PAGE    2     OF    4    PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Robert L. McGinnis
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]
          N/A
          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          SC
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    187,498
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     N/A
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   187,498
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               N/A
                       --------------------------------------------------------

 (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Beneficially owns 175,000 shares of Common Stock, par value $0.01 per share, and 3 shares of Series B Preferred Stock, par value $0.01 per share, which is immediately convertible into 12,498 shares of Common Stock.
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]
          N/A
          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          24.98%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDING BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION












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CUSIP No. 096801 10 5                                         Page 3 of 4 Pages

ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to shares of Common Stock, par value $0.01 per share ("Common Stock"), of Bobby Allison Wireless Corporation f/k/a 2Connect Express, Inc., a Florida corporation (the "Company"). The principal executive offices of the Company are located at 2055 Lake Avenue, S.E., Suite A, Largo. Florida 33771.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) and (f). This Schedule 13D is filed by Robert L. McGinnis an individual and a citizen of the United State of America. ("McGinnis").

         McGinnis is the Chairman of the Board and CEO of the Company.

         (b) (i) The business address of McGinnis is:

                             2055 Lake Avenue, S.E.
                                    Suite A
                              Largo, Florida 33771

         (d) and (e) During the last five years, McGinnis (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) was not a part to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Effective December 31, 1998, pursuant to the Merger Agreement, dated as of May 1, 1998, as amended on October 27, 1998, by and among the Company, 2Connect Acquisition Corp., Bobby Allison Cellular Systems of Florida, Inc. ("Bobby Allison"), McGinnis and James L. Ralph (the "Merger Agreement"), the shares of Common Stock and Series B Convertible Preferred Stock of Bobby Allison owned by McGinnis were automatically converted into the same number of shares of Common Stock and Series B Convertible Preferred Stock ("Preferred Stock") of the Company upon consummation of the transactions contemplated by the Merger Agreement.



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CUSIP No. 096801 10 5                                         Page 4 of 4 Pages

         Each share of Preferred Stock is exchangeable into 4,166 shares of Common Stock at anytime. The Preferred Stock is generally not-voting except for certain major corporate actions; provided, however, the Preferred Stock becomes fully voting if the Company defers the dividend or otherwise defaults on any obligations to the holder of Preferred Stock.

ITEM 4.  PURPOSE OF TRANSACTION.

         McGinnis, as a principal of the Company, owns shares of Common Stock and Preferred Stock and intends to hold such securities for investment purposes.

         McGinnis does not have any current plans or proposals which relate to or would result in the types of transactions set forth in paragraphs (a) through (j) of the instructions for this Item 4.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         McGinnis beneficially owns 175,000 shares of Common Stock and 3 shares of Preferred Stock convertible into 12,498 shares of Common Stock which, assuming conversion of the Preferred Stock convertible into 12,498 shares of Common Stock, constitute approximately 24.98% of the total outstanding shares of Common Stock.

                  (c)     Not applicable.

                  (d)     Not applicable.

                  (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None.

                                   SIGNATURE

         After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth is this
Schedule 13D is true, complete and correct.


                                                /s/ Robert L. McGinnis
                                                -------------------------------
                                                Robert L. McGinnis

                                                Dated: March 5, 1999